

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2014

<u>Via E-mail</u>
Mr. Michael H. Keown
President and Chief Executive Officer
Farmer Bros. Co.
20333 S. Normandie Avenue
Torrance, California 90502

     Re: Farmer Bros. Co.
             Form 10-K for the Fiscal Year ended June 30, 2013
             Filed October 9, 2013
             File No. 001-34249

Dear Mr. Keown:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Karl Hiller

               Karl Hiller
               Branch Chief